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                                                                    EXHIBIT 23.5

                                   AGREEMENT

        This agreement (the "Agreement") is entered into as of September 5, 1998 by and between Yankee Group Research, Inc. ("Yankee"), a Massachusetts corporation having its principal place of business at 31 St. James Avenue, Boston, Massachusetts and Volpe Brown Whelan & Company, LLC ("VBW"), a Delaware limited liability company having its principal place of business at One Maritime Plaza, San Francisco, California.

                                    RECITALS

        WHEREAS, VBW is a registered broker dealer providing investment banking and brokerage services to corporations, institutions, other entities and individuals;

        WHEREAS, Yankee is an information technology market assessment consulting firm serving corporate clients; and

        WHEREAS, VBW and Yankee desire to enter into a strategic alliance pursuant to which Yankee will provide its research to VBW and assist VBW in its brokerage, investment banking and related activities.

        NOW, THEREFORE, in consideration of the mutual promises of the parties contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                   AGREEMENT

        1.  SERVICES

            a. Use of Research. Yankee will make available to VBW all of Yankee's research services. Additionally, Yankee will provide VBW with all Yankee work product and analysis (the "Yankee Materials"), including, without limitation through full and unencumbered direct access to all Yankee analysts and written research, data compilations, surveys and reports of any kind. Yankee hereby grants to VBW the world-wide right to use, distribute, sell, resell, reproduce, make derivative works of, publicly perform, and publicly display in any form or medium, whether now known or later developed, Yankee Material for the purpose of developing, distributing, marketing, selling or providing products or services for or to the Investment Market. Such right includes, without limitation, the right to distribute and republish all Yankee Material to or for the Investment Market as well as to customize and reformat such Yankee Material to or for the Investment Market as well as to customize and reformat such Yankee Material and to include additional investment-related or other information in such distribution or reproduction. Except as provided in Section
5 below, such right is exclusive. For purposes of this Agreement, "Investment Market" shall mean entities and natural persons whose principal use of the research material is for the purpose of (i) making investment decisions or (ii) making (or advising or influencing others with respect to making) decisions regarding the use of investment banking services such as corporate finance or M&A. Yankee recognizes that VBW has historically distributed and intends to continue to distribute its
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research, including future research incorporating Yankee Material, to investment banking clients and prospective clients as well as to service organizations that influence investment banking decisions, including, without limitation, venture capitalists, attorneys, accountants, consultants and the press. In addition, Yankee hereby grants to VBW the world-wide right to distribute in any form or medium, whether now known or later developed, Yankee Material (or any derivative work incorporating Yankee Material) to persons involved in reporting on the Investment Market.

        b. Deliverables. Without limiting the foregoing, for no additional fees or charges other than those provided in this Agreement:

            (i) Yankee shall promptly deliver to VBW all printed Yankee research for all technology and telecommunications topics covered by Yankee;

            (ii) Yankee shall provide VBW with electronic access to "Yankee On-Line," which includes all Yankee research plus a bulletin board of upcoming events;

            (iii) Yankee shall use its best efforts to secure free admission for VBW employees and clients to all seminars sponsored exclusively by Yankee;

            (iv) Yankee shall use its best efforts to secure free admission for VBW employees and clients to all events co-sponsored by Yankee;

            (v) Yankee shall provide VBW employees and clients with access to all video and audio conferences sponsored by Yankee; and

            (vi) Yankee shall provide VBW employees and clients with direct access to Yankee research staff for discussions and ongoing consultations, including, without limitation, audio and video conferences between Yankee staff and VBW clients, participation by Yankee staff in VBW investment conferences, and visits by Yankee staff to VBW investor and corporate clients and prospects with VBW's equity research, institutional sales or investment banking staff.

        c. Additional Services. Yankee further agrees, for no additional fees or charges other than those provided in this Agreement, to assist VBW in:

            (i) VBW's efforts to sell, bundle and package its services to the Investment Market;

            (ii)  VBW's ongoing corporate finance and M&A activities; and

            (iii) VBW's ongoing company and industry sector research efforts across the technology and telecommunications industries.

        d. Space. Yankee will provide VBW with an office and nearby space within Yankee's current headquarters, or any subsequent headquarters, sufficient to accommodate two VBW employees (an executive and an administrative assistant) and the use of the telephone and computer systems, reception, conference and meeting rooms.

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            e.  Exclusions. Notwithstanding any provision to the contrary,
Yankee Material will not include and Yankee will not be required to provide to
VBW:

                (i) Copies of proprietary consulting work performed for individual Yankee clients; or

                (ii) Information which Yankee is obligated to keep confidential due to any fiduciary duties owed by Yankee to any third party.

        2.  FEES

            a. Research Retainer. In consideration of the rights granted to VBW and the other obligations of Yankee set forth in this Agreement, VBW shall make payments to Yankee during the term of this Agreement as follows:

                (i) Upon execution and delivery of this Agreement, VBW shall pay Yankee $100,000;

                (ii) Beginning with the first quarter of 1999, VBW shall pay Yankee a quarterly research retainer equal to (x) $125,000, as increased or decreased by (y) the percentage change in the Russell 2000 (or a mutually agreeable index measuring the performance of small and mid-cap technology stocks) since January 1, 1999, as determined as of the beginning of such quarter.

                (iii) Notwithstanding the provisions of paragraph (ii) above however, VBW shall pay Yankee a minimum of $500,000 in 1999, $600,000 in 2000 and $500,000 per year thereafter. Any Payment to be made by VBW to Yankee pursuant to this paragraph (iii) shall be made concurrently with the fourth quarterly payment for such year.

            b. Investment Banking Fees. In addition to the amounts set forth above, VBW agrees to pay Yankee as follows:

                (i) For providing VBW with Qualified Leads not previously known to VBW, VBW shall pay Yankee a fee equal to 1% of the Net Fees received by VBW for any investment banking transaction completed by VBW for such Qualified Lead during the term of this Agreement or within six months of the termination of this Agreement. For purposes of this section, a Qualified Lead shall mean an investment banking prospect whose CEO or CFO initiates contact with VBW or responds to contact from VBW as a result of a referral by Yankee.

                (ii) For assisting VBW in pitching its investment banking services to a company at the request of VBW, VBW shall pay Yankee a fee equal to 1% of the Net Fees received by VBW for any investment banking transaction completed by VBW for said company during the term of this Agreement or within six months of the termination of this Agreement. For purposes of this section, providing assistance in pitching investment banking services shall mean providing such assistance as VBW may reasonably request in connection with securing such investment banking business, including, without limitation, assistance by Yankee staff in preparing a positioning presentation for the company, attendance by Yankee staff

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at a presentation to the company or use by Yankee staff of its influence with the management of the company to steer the investment banking decision in VBW's favor.

                (iii) For assisting VBW in marketing an investment banking transaction to a prospective investor (e.g. marketing an underwriting to the investment community or marketing an M&A idea to a prospective corporate buyer or seller after VBW has been engaged in the transaction) at the request of VBW, VBW shall pay Yankee a fee equal to 1% of the Net Fees received by VBW for said investment banking transaction directly relating to any sale to such prospective investor during the term of this Agreement or within six months of the termination of this Agreement. For purposes of this section, providing assistance in marketing an investment banking transaction shall mean providing such assistance as VBW may reasonably request in connection with securing orders or closing on investment banking transactions, including, without limitation, participation by Yankee staff in a conference call with, or a presentation by Yankee staff to, an investment audience in connection with an underwriting transaction or a corporate management team in connection with an M&A transaction.

                (iv)  The above fees may be awarded in combination.

                (v) For purposes of this section, "Net Fees" shall mean, (x) in the case of an M&A advisory engagement or a private placement, the gross fee, less finders fees (other than those payable to Yankee) and unreimbursed expenses, and (y) in the case of a public offering, the gross revenue from selling concessions, management fees and underwriting fees, less finders fees (other than those payable to Yankee) and net of all deal related expenses, including, without limitation, stabilization losses.

            c. Expenses. VBW shall reimburse Yankee for travel related expenses incurred by Yankee staff at the request of VBW provided that such travel is in accordance with VBW travel policies.

        3.  OVERSIGHT

            a. Ongoing day-to-day relations between Yankee and VBW shall be under the direction of a senior Yankee executive selected by Yankee and approved by VBW, which approval will not be unreasonably withheld, and the liaison hired by VBW. Such liaison will have an office at Yankee's headquarters and will have access to all non-proprietary consulting Yankee meetings with vendors and other companies meeting with Yankee analysts.

            b. In addition to the day-to-day coordination between the above individuals, Yankee senior management (CEO or President) and VBW Senior Management (Head of Research, Head of Investment Banking, CEO or President) will meet quarterly to review progress in the relationship and to discuss new ways of strengthening and enhancing the relationship.

        4.  TERM

            a. The initial term of this Agreement shall begin on the date hereof and will remain in effect until December 31, 2000 (the "Initial Term"). Following the Initial

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Term, this Agreement shall automatically renew for consecutive one year terms unless either party has given the other party written notice of its intent not to renew this Agreement at least ninety (90) days prior to the end of the then-current term.

            b. This Agreement may be terminated at any time after the end of the Initial Term by either party, for any or no reason, upon at least ninety
(90) days prior written notice. Such termination shall be effective at the end of the quarter following the 90 day notice period.

            c. If Yankee elects to not renew this Agreement pursuant to paragraph (a) above or elects to terminate this Agreement pursuant to paragraph
(b) above, Yankee shall pay VBW a termination fee equal to the total amount paid to Yankee by VBW during the twelve month period preceding the effective date of the expiration or termination of this Agreement.

            d.  If VBW elects to not renew this Agreement pursuant to paragraph
(a) above or elects to terminate this Agreement pursuant to paragraph (b) above, VBW shall pay Yankee a termination fee equal to the total amount paid to Yankee by VBW during the six month period preceding the effective date of the expiration or termination of this Agreement.

        5.  EXCLUSIVITY

            a. During the term of this Agreement, Yankee shall not enter into any agreement with any other bank, brokerage firm, financial advisory firm or other party permitting such party to use, distribute, sell, resell, reproduce, make derivative works of, publicly perform or publicly display in any form or medium, whether now known or later developed, any Yankee Material or other research created by Yankee for the purpose of developing, distributing, marketing, selling or providing products or services for or to the Investment Market. Notwithstanding the foregoing, Yankee may renew currently existing agreements providing Yankee research to other banks, brokerage firms, financial advisory firms or other parties for their own internal use, provided that such internal use is specifically limited to use in credit analysis for prospective lending transactions or to use by the internal information technology ("IT") organizations of any such party in connection with such party's analysis of its internal IT organizational needs and provided further such agreements specifically prohibit the access to, or use of, such licensed Yankee Material or other research created by Yankee by the research, sales & trading and investment banking departments of such party. VBW acknowledges that currently existing agreements providing Yankee Material or other research to other banks, brokerage firms and financial advisory firms for their own internal use shall remain in full force and effect until such agreements expire. To the extent any such agreement includes an automatic renewal provision, Yankee shall deliver timely notice to such third party of its intent not to renew such agreement except to the extent such renewal is permitted hereunder.

            b. Notwithstanding Section 1 above, Yankee shall be entitled to sell Yankee Material directly to venture capitalists, attorneys, accountants, consultants and the press.

        6. CONFIDENTIALITY. Yankee acknowledges that it will from time to time receive confidential information from VBW. Yankee agrees that it will, and will cause each

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of its employees, contractors and other affiliates to, hold all such confidential information in confidence and that it will not, and will cause each of its employees, contractors and other affiliates not to, disclose any such confidential information to any third party. Yankee further agrees that it will inform its employees, contractors and other affiliates of their obligation not to trade in the securities markets on the basis of such confidential information. Confidential information will mean any information identified by VBW as being confidential or proprietary, including, without limitation, client lists, investment banking transactions in progress and investment recommendations that are not yet public information. Notwithstanding the foregoing, confidential information shall not include any information that (i) was known to the public prior to disclosure by VBW, (ii) becomes known to the public through no fault of Yankee or (iii) is disclosed to Yankee on a non-confidential basis by a third party having a legal right to make such disclosure.

        7. WARRANTY AND LIMITATION OF LIABILITY. YANKEE WARRANTS THAT THE SERVICES, OPINIONS AND MARKET ASSESSMENTS PROVIDED BY YANKEE ARE BASED ON INFORMATION THAT IT BELIEVES IN GOOD FAITH TO BE RELIABLE AND ACCURATE AT THE TIME PROVIDED. THIS EXPRESS WARRANTY REPLACES AND IS IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR APPLICATION OR USE. VBW FURTHER ACKNOWLEDGES THAT THE SERVICES ARE NOT INTENDED TO SERVE AS A BASIS FOR MAKING INVESTMENT DECISIONS. IN NO EVENT SHALL YANKEE BE LIABLE TO VBW OR ANY CUSTOMER OF VBW FOR ANY LOST PROFITS OR SPECIAL OR CONSEQUENTIAL DAMAGES. IN THE EVENT OF A CLAIM BY VBW OR A CUSTOMER OF VBW, YANKEE AND VBW SHALL ATTEMPT TO RESOLVE THE MATTER IN GOOD FAITH FOR A PERIOD OF AT LEAST NINETY (90) DAYS. IN THE EVENT THE CLAIM CANNOT BE RESOLVED BETWEEN THE VBW AND YANKEE, THE DISPUTE SHALL BE RESOLVED BY AN ARBITRATION AS SET FORTH IN SECTION 11 HEREOF.

        8. INDEMNITY. It is acknowledged that the opinions and market assessments provided by Yankee are based on information that it believes to be reliable and accurate at the time it is provided. VBW further acknowledges that Yankee research, products and services are not intended to serve as a basis for making investment decisions. VBW agrees to indemnify and hold Yankee and its affiliates harmless from any claims, damages or liability incurred by Yankee or its affiliates in connection with any claim by VBW or any client, customer or other third party dealing with VBW; provided that such claim is directly related to Yankee Material supplied by Yankee pursuant to this Agreement and used by VBW or redistributed by VBW to such client, customer or third party. Notwithstanding the foregoing however, VBW shall not be required to indemnify and hold Yankee harmless from any claim, damage or liability to the extent such claim, damage or liability results from the bad faith or gross negligence of Yankee or its affiliates. Yankee agrees not to settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding in respect of which indemnification may be sought hereunder without the prior written consent of VBW. Yankee further agrees to provide VBW with prompt notice of any event which might result in Yankee seeking indemnification hereunder.

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        9.  ASSIGNMENT. Neither this Agreement nor any rights or obligations of
VBW hereunder may be assigned or delegated (by operation of law or otherwise) by VBW in whole or in part without the prior written consent of Yankee. Neither this Agreement nor any rights or obligations of Yankee hereunder may be assigned or delegated (by operation of law or otherwise) by Yankee in whole or in part without the prior written consent of VBW.

        10. AMENDMENT; WAIVER; DISCHARGE; THIRD PARTY BENEFICIARIES. This Agreement may not be amended, released, discharged, abandoned, terminated, or otherwise modified in any manner, except by an instrument in writing signed on behalf of each of the parties to be bound thereby by their duly authorized representatives. The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall not in any way be construed to be a waiver of this Agreement or any part hereof or of the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to be a waiver of any other or subsequent breach. No third party shall be entitled to the rights and benefits of this Agreement.

        11. ARBITRATION. Any dispute arising under this Agreement shall be submitted for resolution in the Commonwealth of Massachusetts to a panel of three arbitrators in accordance with the rules of American Arbitration Association. Each party shall be bound by the decision of the arbitrators and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

        12. NOTICES. All notices or reports permitted or required under this Agreement shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then the next business day; (iii) two (2) business days after being sent by a commercial express courier service, specifying priority delivery, with written verification of receipt; or (iv) seven (7) days after having been sent by registered or certified mail, return receipt requested. Notices shall be sent to the addresses set forth at the beginning of this Agreement or such other address as either party may specify in writing.

        13. SEVERABILITY. Any provision, or clause of any provision, of this Agreement that may be found to be contrary to applicable law or otherwise unenforceable will not affect the remaining terms of this Agreement, which will be construed as if the unenforceable provision or clause were absent form this Agreement, so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party to this Agreement. Upon the determination that such provision or clause is contrary to applicable law or otherwise unenforceable, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible.

        14. HEADINGS. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the interpretation or construction of this Agreement.

        15. PUBLICITY. This Agreement, including the specific terms hereof, shall be considered confidential information of VBW and shall not be disclosed by Yankee to any third party except to the extent contained in press releases issued by VBW or in research

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materials published by VBW. In connection with this Agreement and the resulting new relationship between Yankee and VBW, VBW intends to draft a joint press release and develop an overall publicity strategy in which both VBW and Yankee will participate. Yankee agrees that it shall not issue any press release or other statement regarding this Agreement and the relationship between Yankee and VBW without the prior written approval of VBW.

        16. COUNTERPARTS. This Agreement may be executed simultaneously in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

        17. BINDING EFFECT. This Agreement shall be binding on and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns.

        18. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any and all prior or contemporaneous agreements or understandings relating to the subject matter hereof.

        19. GOVERNING LAW. This agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts as such laws are applied to agreements entered into and to be performed entirely within Massachusetts solely between Massachusetts residents.

        IN WITNESS WHEREOF, Yankee and VBW have caused this instrument to be properly executed by their duly authorized officers, in their respective corporate names, the date and year first above written.

Yankee Group Research, Inc.             Volpe Brown Whelan & Company, LLC

By: /s/ Howard Anderson                 By: /s/ Jeffrey Andrews
   -------------------------------          ---------------------------------
   Howard Anderson                          Jeffrey Andrews
   President & CEO                          Chief Financial Officer

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